FREE WRITING PROSPECTUS DATED DECEMBER 13, 2007
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-130074

GS CONNECT EXCHANGE TRADED NOTESSM
INDEX-LINKED NOTES DUE 2037 (LINKED TO THE S&P GSCI™ ENHANCED COMMODITY TOTAL RETURN STRATEGY INDEX)

ETN Issuer:	The Goldman Sachs Group, Inc. (AA- by S&P, Aa3 by Moody’s)
ETN Ticker:	GSC
ETN Maturity Date:	May 8, 2037
ETN Intraday Indicative Value Ticker:	GSCIV
ETN Primary Exchange:	New York Stock Exchange (NYSE)*
Investor Fee:

Calculated daily based on 1.25% per annum and the level of the Index on that day. For more details on how the investor fee is determined, please refer to the section entitled “How Will the Return on the Notes Be Calculated?”

Index ETN Listing Date:	July 31, 2007
Underlying Index:	S&P GSCI™ Enhanced Commodity Total Return Strategy Index
Underlying Index Sponsor:	Standard & Poor’s
Underlying Index Bloomberg Ticker:	SPGSCISI
ETN Liquidity:	Intraday on New York Stock Exchange during normal trading hours
ETN Redemption Feature:	Redeemable on a weekly basis (if the redemption request size meets minimum of 50,000 notes). For more details, please refer to the Prospectus.
ETN CUSIP:	38144L852
*	Application to list the notes with NYSE Arca, Inc. and application to de-list the notes with the New York Stock Exchange will be made.

The GS Connect Exchange Traded Notes linked to the S&P GSCI™ Enhanced Commodity Total Return Strategy Index (“the notes”or “ETNs”) are senior, unsecured obligations of The Goldman Sachs Group, Inc., and are currently listed on the New York Stock Exchange. Exchange Traded Notes allow investors to gain exposure to underlying markets and strategies that may be difficult to access via traditional investment vehicles such as stocks and bonds. Investors in Exchange Traded Notes are typically not protected against loss of principal and the ETNs may or may not bear interest. For details on how Exchange Traded Notes work, and the risks associated with investing in Exchange Traded Notes in general, please see the section entitled “GS Connect Exchange Traded Notes Overview”.

The underlying index for this ETN is the S&P GSCI™ Enhanced Commodity Total Return Strategy Index (the “Index”). The Index provides exposure to a variety of commodities, such as energy, livestock, agriculture, precious metals and industrial metals.

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.

THE STRATEGIC CASE FOR INVESTING IN THE INDEX

The Index is intended to track a hypothetical investment in commodity contracts, so investors can generally benefit from some of the same advantages offered by holding physical commodities.

»	Portfolio Diversification – Prices for physical commodities and commodity contracts tend to increase when traditional asset prices (e.g., stocks and bonds) decrease. The relationship between these two variables (i.e. the performance of commodities versus traditional assets) can be described as “negative correlation.” If two variables tend to move in the same direction, the relationship between those two variables can be described as “positive correlation.” Modern investment theories often indicate that holding assets with negative correlation in an investment portfolio may enable an investor to increase his or her overall risk-adjusted return.
»	Inflation Protection – Unlike many traditional financial assets, commodities often demonstrate positive correlation to inflation. As a result of such a relationship, commodity prices tend to increase when the economy is in an inflationary environment. Therefore, during times of rising inflation, an investment in commodities may be an effective tool to offset inflationary losses on traditional investment portfolios.
»	Supply and Demand Imbalance – Current global economic factors can be supportive in increasing the value of commodities due to structural supply and demand imbalances. For example, China, India and other emerging countries need oil, steel and other commodities to support manufacturing and infrastructure development. Demand from these emerging countries is expected to constrain the supply of some commodities.
»	Return Potential – Commodities have demonstrated strong historical price performance. Please refer to the section entitled “Simulated Historical Performance of the Index” for the historical performance of the Index against selected industry benchmarks for other asset classes.

WHAT IS THE INDEX, AND WHAT DOES IT TRACK?

»	The S&P GSCI™ Enhanced Commodity Total Return Strategy Index is designed to track the performance of a weighted basket of contracts on certain physical commodities and is a new variation of the S&P GSCI™ Index. The level of the Index goes up or down depending on the overall performance of this weighted basket of commodity contracts. For an explanation of what a commodity contract is, see “Description of What the Index Tracks”.
»	The Index is one of numerous existing or potential variations of the S&P GSCI™ Index, each of which may differ from the S&P GSCI™ Index in significant ways. As a new variation of the S&P GSCI™ Index, the Index has little prior performance history.

The S&P GSCI™ Index and the Index were originally developed by Goldman, Sachs & Co. The Goldman Sachs Group, Inc. subsequently completed a transaction with Standard & Poor’s by which The Goldman Sachs Group, Inc. sold to Standard &Poor’s all of the rights of Goldman, Sachs & Co. in the S&P GSCI™ Index and all related indices and sub-indices (all of the foregoing collectively, the “Indices”), as well as certain intellectual property related to the S&P GSCI™ Index. Therefore, Goldman, Sachs & Co. no longer owns the Indices and, subject to The Goldman Sachs Group Inc.’s participation on the S&P GSCI™ committee as described below, is no longer responsible for the calculation, publication or administration of the Indices, or for any changes to the Indices. All decisions with respect to the Indices are made, and the related actions are taken, solely by Standard &Poor’s.

As of December 13, 2007, the Index sponsor and Goldman Sachs International have entered into an arrangement under which Goldman Sachs International performs certain calculation services with respect to the Index for the Index sponsor for a limited amount of time. Under the arrangement, Goldman Sachs International does not have the authority to change the policies or the methodology of calculating the Index in any way.

The Index sponsor, Standard & Poor’s, owns the copyright in and all rights to the S&P GSCI™ Index and the Index. Neither The Goldman Sachs Group, Inc. nor any of its affiliates assumes any responsibility for the accuracy or the completeness of any information about the Index or the Index sponsor. Although The Goldman Sachs Group, Inc. has two members on the S&P GSCI™ committee (as discussed in the Amendment), the Index is not owned, endorsed, or approved by or associated with The Goldman Sachs Group, Inc. or any of its affiliated companies. You should make your own investigation into the Index.

For more detail on how the Index works see “Description of What the Index Tracks”.

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.	2

COMPOSITION AND WEIGHTING OF THE INDEX

»	The basket that the Index tracks is production-weighted, which means that the weight of each commodity contract included in the Index is determined by the average quantity of global production of the underlying physical commodity and its dollar value in the last five years of available data.
»	As of November 1, 2007, the Index contains 24 commodity contracts, as follows: six energy products, five industrial metals, eight agricultural products, three livestock products and two precious metals products.

Can the Contracts Included in the Index and/or their Weightings be Changed over Time?

»	In order for a commodity contract to be included in the Index for the first time or to remain in the Index, that contract and its underlying physical commodity must satisfy predetermined criteria which attempt to ensure inclusion of the most accessible and tradable contracts that meet certain dollar value thresholds. Examples of these criteria include denomination in U.S. dollars, duration until expiry, availability of contracts to be rolled into, location of the primary exchange, accessibility to market participants, trading history, trading volume and minimum weight in the basket.
»	The Index sponsor calculates on a monthly and annual basis whether the constituent contracts meet these thresholds. If, at the time of an annual review, contracts that are included in the Index fail to satisfy the criteria and/or contracts that have not been included in the Index satisfy the criteria, the composition of the Index may be subject to change. If, at the time of the monthly review between annual reviews, contracts that are included in the Index cease to satisfy the specified criteria, those contracts might drop out of the Index, which will in turn result in a re-weighting of the Index.
»	The Index sponsor also performs monthly and annual calculations to arrive at the weightings of the commodity contracts based on production weighting and certain liquidity thresholds.

INDEX CONSTITUENTS

Index Components and Dollar Weights (%) (as of November 1, 2007)
Energy	73.96	Industrial Metals	8.23	Precious Metals	2.16	Agriculture	11.87	Livestock	3.78
Crude Oil	38.72	Aluminum	2.42	Gold	1.92	Wheat	3.46	Live Cattle	2.19
Brent Crude Oil	15.13	Copper	3.30	Silver	0.24	Red Wheat	1.29	Feeder Cattle	0.48
RBOB Gas	1.32	Lead	0.69			Corn	2.82	Lean Hogs	1.11
Heating Oil	5.97	Nickel	1.08			Soybeans	1.86
Gas Oil	5.28	Zinc	0.74			Cotton	0.79
Natural Gas	7.55					Sugar	0.89
						Coffee	0.58
						Cocoa	0.18

HOW WILL THE RETURN ON THE NOTES BE CALCULATED?

Upon maturity or an early redemption, you will be paid an amount based on (i) the performance of the Index (measured from the original trade date of the notes until the redemption date or maturity date) less (ii) the sum of daily investor fees (as described below), calculated on each day in the same period.

The amount we pay you on your notes at maturity or upon redemption will be calculated as follows:

»	First, we will multiply the face amount of your notes by an index factor, which is the quotient of the closing level of the Index on the determination date (for payment on the maturity date) or valuation date (for payment at early redemption) divided by the initial index level.
»	Second, we will subtract the Investor Fees from this amount. The Investor Fees for any given day will equal the sum of the daily investor fees, calculated daily from and excluding the original trade date to and including such day. The daily investor fees for any given day will equal an amount in cash equal to the result of the yearly fee of 1.25% of the face amount of the notes times the index factor for that day (or, if that day is not a trading day, the index factor for the immediately preceding trading day) divided by 365.

Because ETNs can be traded freely on the exchange and continuously offered until maturity, their value can be expected to closely track the value of the Index. Thus, the ETNs provide transparency as to their value, liquidity and transferability. For more details, please refer to the Prospectus.

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.	3

SIMULATED HISTORICAL PERFORMANCE OF THE INDEX

The chart entitled “Simulated Historical Performance of the Index, the S&P GSCI™ Total Return Index, and the S&P 500® Total Return Index” shows the historical performance of such indices over the period from January 4, 1999 to December 11, 2007. Over this time period, the Index would have outperformed the S&P GSCI™ Total Return Index by approximately 335.76% on a cumulative basis, or approximately 8.85% on an annualized basis. The S&P 500® Total Return Index is shown for comparison purposes. The Index is a new variation on the S&P GSCI™ Index, with little actual performance history.

The chart entitled “Monthly Compounded Outperformance of the Index over the S&P GSCI™ Total Return Index” shows the year-over-year outperformance or underperformance of the Index over the S&P GSCI™ Total Return Index since January 4, 1999.

The chart entitled “Annualized Return versus Annualized Volatility” shows the historical return per unit of risk for selected indices. Note that the Index has offered higher annualized returns and experienced lower annualized volatility than the S&P GSCI™ Total Return Index.

The following table shows the simulated historical performance of the Index relative to other asset class benchmarks. A higher Sharpe Ratio indicates that an investment has historically offered higher returns per unit of risk, relative to other potential investments during the same time period. Note that all returns are calculated without deducting fees. Investors in GS Connect ETNs will be subject to an Investor Fee.

	S&P GSCI™ Enhanced Commodity Total Return Strategy Index	S&P GSCI™ Total Return Index	Dow Jones-AIG Commodity Total Return IndexSM	S&P 500® Total Return Index	MSCI EAFE Index Total Return Net	Lehman Aggregate Bond Index (Total Return)
Annualized Return[1]	24.20%	15.35%	13.57%	3.75%	7.70%	5.76%
Annualized Volatility[2]	19.66%	22.17%	14.92%	17.67%	15.12%	3.82%
Sharpe Ratio[3]	1.04	0.52	0.65	0.00	0.26	0.51
Source: Bloomberg Financial Markets, www.lehmanlive.com Date Range: 1/4/1999 - 12/11/2007, using daily returns The index has been calculated since March 2007, and simulated back to 1/4/1999	Risk Free Rate Assumption (3 month USD LIBOR): 3.82%

1	Annualized Return: The return an investment generates each year on a compounded basis, over a specified time horizon.

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.	4

2	Annualized Volatility: The measure of an investment’s variability of returns in one year, over a specified time horizon. In general, a higher number indicates a higher degree of risk, and a lower number indicates a lower degree of risk.
3	Sharpe Ratio: A value used to measure the excess return per unit of risk for an investment.

The charts and table above are provided for purposes of information only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the (simulated) historical Index levels over a past period. The simulated returns of the Index are based on observable historical market factors, but are not reflective of true past results since the Index was not calculated prior to March 2007. No one can predict what the Index level will be on any day. The Index has been highly volatile — meaning that the Index level has changed substantially in relatively short periods in the past, and its performance cannot be predicted for any future period. For these reasons, the actual performance of the Index over any time period may bear little relation to the (simulated) historical data above. In particular, there can be no assurance that the Index will outperform the S&P GSCI™ Total Return Index, any index presented herein for comparison or any other financial measure at any given day or over any given period. Before investing in the ETNs, you should consult publicly available information to determine the levels of the Index.

WHAT DOES TOTAL RETURN MEAN?

The Index tracks the performance of a “fully-collateralized” investment in the basket of commodity contracts. As a general matter, investors can enter into a commodity contract without paying the full value of the commodity contract by depositing margin that amounts to only a fraction of the full purchase price, which is referred to as an “uncollateralized” investment. On the other hand, to invest in a “fully-collateralized” investment, an investor needs to put up margin that equals the entire purchase price at the time of the establishment of the commodity contract.

The clearing house that holds the margin as collateral for commodity contracts traded generally pays interest at U.S. Treasury bill rates on the monies held for the investors. The value of the hypothetical investment that the Index tracks will be adjusted as if such U.S. Treasury bill return on the value of the entire investment (since the investment is fully-collateralized) is reinvested into an additional number of commodity contracts. Consequently, the amount of the hypothetical investment in the commodity contracts comprising the Index will increase over time, based on the imputed interest at the U.S. Treasury bill rate. The use of the term “Total Return” in the name of the Index refers to this feature and not to any return expectations.

WHAT IS ROLLING AND HOW DOES IT AFFECT THE LEVEL OF THE INDEX?

What does “Rolling” a Commodity Contract Mean?

Since any commodity contract has a predetermined expiration date on which trading of the commodity contract ceases, holding a commodity contract until expiration will result in delivery of the underlying physical commodity or the requirement to make or receive a cash settlement. “Rolling” the commodity contracts, i.e., (i) selling near-dated (i.e., commodity contracts that are nearing expiration) commodity contracts before they expire and (ii) buying longer-dated contracts (i.e., commodity contracts that have an expiration date further in the future), allows an investor to maintain an investment position in commodities without receiving delivery of physical commodities or making or receiving a cash settlement. For additional information on “Rolling”, see “Description of Rolling.”

What Do “Contango” and “Backwardation” Mean?

When the price of a near-dated commodity contract is greater than that of a longer-dated commodity contract, the market for such contracts is referred to as in “backwardation”. On the other hand, the market is referred to as in “contango” when the price of a near-dated commodity contract is less than that of a longer-dated commodity contract. “Rolling” commodity contracts in a backwardated or contango market can affect the level of the Index.

How Does Rolling Affect the Level of the Index?

“Rolling” can affect the Index in the following two ways:

»	First, if, as described above under “What does “Rolling” a Commodity Contract Mean?”, the Index theoretically owns more commodity contracts as a result of the rolling process (albeit at a lower price), the gain or loss on the new position for a given movement in the prices of the commodity contracts, will be greater than if the Index had owned the same number of commodity contracts as before the rolling process. Conversely, if the Index theoretically owns fewer commodity contracts as a result of the rolling process (albeit at a higher price), the gain or loss on the new position for a given movement in the prices of the commodity contracts, will be less than if the Index had owned the same number of commodity contracts as before the rolling process. Therefore, these differentials in the quantities of contracts sold and purchased may have a positive or negative effect on the level of the Index (measured on the basis of its dollar value).

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.	5

»	Second, the Index theoretically sells a near-dated commodity contract when it gets close to expiry and buys the longer-dated commodity contract (the exception is the way the Index rolls the WTI and Brent crude oil contracts, as described in the section entitled “How Does the Index Roll Contracts Included in the Investment That It Tracks and How Does the Index Differ from the S&P GSCI™ Index with regard to Rolling Methodology?”). In a contango market, longer-dated commodity contracts are at higher prices than the near-dated commodity contracts. In the absence of significant market changes, the prices of the longer-dated commodity contracts which the Index theoretically buys and holds are expected to (but may not) decrease over time as they near expiry. This expected decrease in price of these longer-dated commodity contracts as they near expiry can potentially cause the level of the Index to decrease. However, there are a number of different factors affecting the Index level (as described below in “What Factors Affect the Calculation of the Level of the Index Other than Rolling?”). In a backwardated market, where the prices of near-dated commodity contracts are greater than the prices of longer-dated commodity contracts, the price of longer-dated commodity contracts which the Index theoretically buys and holds are expected to (but may not) increase as they near expiry.

How Are the Effects of Rolling Mitigated?

The trend in the prices of the commodity contracts may mitigate the effects of rolling. Also, because the Index is made up of so many different types of commodity contracts, each of those commodity contracts may be in a different type of market, either contango or backwardation, and therefore may offset any losses and gains attributable to rolling. The dynamic roll modification (as described under “What are the Main Differences Between the Index and the S&P GSCI™ Index?”) may further mitigate the effects of rolling.

WHAT ARE THE MAIN DIFFERENCES BETWEEN THE INDEX AND THE S&P GSCI™ INDEX?

The Index reflects the total returns that are potentially available through an unleveraged investment in the same commodity contracts as are included in the S&P GSCI™ Index, calculated on a basis similar to the S&P GSCI™ Index, but modified by the following:

»	Alternative Roll Dates - When investing in commodity contracts over a long period of time, investors generally sell shorter-dated commodity contracts and buy longer-dated contracts. The S&P GSCI™ Index does this buying and selling during the 5th through 9th S&P GSCI™ business day[1] of each month. The Index employs an alternative “roll execution period” that occurs from the 1st to the 5th S&P GSCI™ business day of the month.
»	Dynamic Roll Modification - During a roll execution period, when the designated shorter-dated WTI crude oil and Brent crude oil contract prices are at least 0.50% more expensive than the underlying commodity’s spot price, the Index sells the contract it currently holds, and purchases longer-dated WTI crude oil and Brent crude oil contracts, where the relative premium between contracts can potentially be less expensive.
»	Seasonality Adjustment - The Index modifies the rules for rolling six different commodity contracts to reflect the seasonal supply and demand for the underlying commodities. These commodities are Lean Hogs, Chicago Wheat, Natural Gas, Heating Oil, Live Cattle, and Corn.

HOW IS THE INDEX CALCULATED?

The value (or level) of the Index on any given day is equal to the value (or level) of the Index on the preceding S&P GSCI™ business day plus/minus the amount that the price of the commodity contracts that comprise the Index have increased or decreased since the preceding S&P GSCI™ business day plus the Treasury bill return, and subject to an adjustment that is made (referred to as a “normalizing constant”) to assure continuity of the Index and allow comparisons of the Index level to be made over time. The normalizing constant is calculated each time the weights of the commodities included in the Index are changed, is calculated based on the ratio of the new weight of the Index (in dollar terms) to the old weight of the Index and is intended to ensure that the Index level reflects price movements with respect to the commodity contracts rather than changes in the weightings of the commodities included in the Index.

The above description is expressed as a mathematical formula as follows: the value of the Index on any S&P GSCI™ business day is equal to the product of (i) the value of the Index on the immediately preceding S&P GSCI™ business day multiplied by (ii) one plus the sum of the contract daily return (incorporating the normalizing constant) and the Treasury bill return on the hypothetical investment in the Index on the S&P GSCI™ business day on which the calculation is made multiplied by (iii) one plus the Treasury bill return on the hypothetical investment in the Index for each non S&P GSCI™ business day since the immediately preceding S&P GSCI™ business day.

[1]	S&P GSCI™ business day: a day on which the offices of the index sponsor of the S&P GSCI™ Index in New York City are open for business.

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.	6

WHAT FACTORS AFFECT THE CALCULATION OF THE LEVEL OF THE INDEX OTHER THAN ROLLING?

The value of the Index on any S&P GSCI™ business day is determined by making certain adjustments to the value of the Index on the immediately preceding S&P GSCI™ business day, based mainly on the performance of the commodity contracts. The factors affecting the scale of such adjustment, other than the effect of the rolling of the commodity contracts, are: (i) the U.S. Treasury bill return, (ii) the price of the commodity contracts included in the Index and (iii) the production-weight of each commodity contract in the Index.

The U.S. Treasury bill return will apply to each day from and excluding the immediately preceding S&P GSCI™ business day to and including the relevant S&P GSCI™ business day, and will always have a positive effect on the value of the Index. The price of the commodity contracts reported by the relevant trading facilities or exchanges expose the Index to price volatility. The production-weight of each contract in the Index will be determined annually based on the global production of the underlying physical commodity.

Can We Assume Any of These Factors Will Have a Direct Effect on the Level of the Index?

These factors are interrelated in complex ways and affect the performance of the commodity contracts comprising the Index and, therefore, may offset each other in calculating the level of the Index. For example, a negative price performance in energy sector contracts, which collectively currently have the largest production-weights, may completely eliminate a positive price performance in precious metal contracts, which collectively currently have the smallest production-weights. Therefore, you should not assume any one of these factors, the effect of rolling or any other factors (e.g., the positive price movement of any underlying physical commodity) will have a direct and linear effect on the performance of the commodity contracts and the level of the Index at any given time. The level of the Index may decline even when one or more of such factors are favorable. For a more detailed description of how the Index is calculated, please refer to the Prospectus.

Where Can You Obtain Additional Information on the Index and the ETN?

For information about recent levels of the Index, see “Simulated Historical Performance of the Index.” You should read this document together with the Prospectus Supplement dated December 5, 2006, the Prospectus dated December 5, 2006 and the more detailed description of the Index and the ETN in Amendment No. 5 to the Prospectus Supplement No. 631 dated December 12, 2007 (the “Amendment” and collectively with the Prospectus Supplement dated December 5, 2006 and the Prospectus dated December 5, 2006, the “Prospectus”). You should carefully consider, among other things, the matters set forth under “Additional Risk Factors Specific to Your Notes” in the Amendment, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. You may access the prospectus supplement, prospectus and the Amendment on the SEC web site as follows:

»	Amendment No. 5 to the Prospectus Supplement No. 631 dated December 12, 2007: http://www.sec.gov/Archives/edgar/data/886982/000089109207005369/e29519_424b2.htm
»	Prospectus Supplement dated December 5, 2006: http://www.sec.gov/Archives/edgar/data/886982/000095012306014855/y26571e424b2.htm
»	Prospectus dated December 5, 2006: http://www.sec.gov/Archives/edgar/data/886982/000095012306014854/y26568e424b2.htm

DESCRIPTION OF WHAT THE INDEX TRACKS

What Is a Commodity Contract?

A commodity contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. Generally speaking, the return on an investment in commodity contracts is correlated with, but different from, the return on buying and holding physical commodities. The Index currently is comprised solely of commodity contracts on physical commodities traded on regulated futures exchanges. However, it is possible that the Index will in the future include swaps or other derivatives that are cleared through a centralized clearing house.

Why Does the Index Track Commodity Contracts and Not Physical Commodities?

While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.	7

store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity contracts, or in an index of commodity contracts, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity contracts and therefore in the Index level. In addition, the fact that commodity contracts have publicly available prices allows calculation of an index based on these prices. The use of commodity contracts, therefore, allows the index sponsor to separate the exposure to price changes from the ownership of the underlying physical commodity, and thus allow participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

If the Price of the Underlying Physical Commodities Goes Up, Will the Index Level, Therefore, Also Go Up?

Not necessarily, for two reasons:

»	First, the Index tracks the performance of the basket of commodity contracts included in the Index, rather than individual physical commodities themselves. Changes in the prices of commodity contracts should generally track changes in the prices of the underlying physical commodities, but, as described under “Why Does the Index Track Commodity Contracts and Not Physical Commodities?”, the prices of commodity contracts might from time to time move in ways that differ from movements in physical commodity prices. Therefore, you may observe prices of a particular commodity going up and the Index level not changing in the same way.
»	Second, because commodity contracts have expiration dates – i.e., dates upon which trading of the commodity contract ceases, there are certain adjustments that need to be made to the Index in order to retain an investment position in the commodity contracts. These adjustments, which are described below and primarily include the mechanic of “rolling,” may have a positive or negative effect on the level of the Index. As a result, these adjustments may, in certain instances, cause a discrepancy between the performance of the Index and the performance of the underlying commodity contracts.

What Are the Differences Between a Commodity Index and an Equity Index?

Although the Index tracks the performance of the commodity markets in a manner generally similar to the way in which an index of equity securities tracks the performance of the stock market, there are important differences between a commodity index and an equity index.

»	First, an equity index typically weights the stocks in the index based on market capitalization, a concept that has no applicability to a commodity index. In contrast, the commodities included in the Index are weighted based on their world production levels and the dollar value of those levels.
»	Second, unlike stocks, commodity contracts expire periodically and, in order to maintain an investment in commodity contracts, it is necessary to liquidate such commodity contracts before they expire and establish positions in longer-dated commodity contracts. This feature of the Index, which is discussed below, has important implications for changes in the value of the Index.

DESCRIPTION OF ROLLING

How Does the Index Roll Contracts Included in the Investment that It Tracks and How Does the Index Differ from the S&P GSCI™ Index with regard to Rolling Methodology?

The Index replicates an actual investment in commodity contracts, and therefore takes into account the need to roll the commodity contracts included in the Index, and reflects the effects of this rolling. Specifically, as a commodity contract included in the Index approaches expiration, the Index is calculated as if the commodity contract in the first delivery month is sold and the proceeds of that sale are used to purchase a commodity contract of equivalent value in the next available delivery month, with certain exceptions as described under “What are the Main Differences Between the Index and the S&P GSCI™Index?” If the price of the second commodity contract is lower than the price of the first commodity contract, the “rolling” process results in a greater quantity of the second commodity contract being acquired for the same value. Conversely, if the price of the second commodity contract is higher than the price of the first contract, the “rolling” process results in a smaller quantity of the second commodity contract being acquired for the same value.

The S&P GSCI™ Index tracks the performance of the same basket of commodity contracts as those included in the Index, and utilizes the same methodology in calculating the value of the index level. However, the Index and the S&P GSCI™ Index differ in the way they execute the rolling of the commodity contracts included in the investments that they track. The S&P GSCI™ Index rolls 20% of the contracts in which the Index is hypothetically invested on each S&P GSCI™ business day (as defined below) beginning on the fifth S&P GSCI™ business day and ending on the ninth S&P GSCI™ business day of each month. In contrast, the Index modifies the rolling methodology of the S&P GSCI™ Index to apply certain timing, and dynamic and seasonal rolling, rules as explained in the next three

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.	8

paragraphs. The use of the term “Enhanced” in the name of the Index refers to this modification and not to any return expectations.

The timing of the rolling of the Index differs from that of the S&P GSCI™ Index. The period during which the Index rolls the commodity contracts is from the first S&P GSCI™ business day to the fifth S&P GSCI™ business day of each month. This change in the timing of the rolling of the Index is intended to execute the rolling before the rolling of the S&P GSCI™ Index, which could affect the prices of the underlying commodity contracts and adversely affect the rolling of the Index.

The Index applies dynamic rolling rules to the rolling of the contracts relating to West Texas Intermediate (“WTI”) crude oil, the benchmark for crude oil prices in the US, and Brent crude oil, the benchmark for crude oil prices in Europe. If the degree of contango (or the price difference between the near-dated and the longer-dated commodity contracts) between the 1st and 2nd WTI contracts closest to maturity or the 2nd and 3rd Brent contracts closest to maturity exceeds a predetermined threshold, the Index rolls each affected commodity contract to a commodity contract with a longer-dated maturity than the maturity that would have been chosen under the rolling rules of the S&P GSCI™ Index. By utilizing this dynamic rolling strategy, the degree of contango between the commodity contract and the commodity contract to which such first commodity contract is rolled may be reduced. However, it is important to understand that, if the degree of contango is greater with respect to a contract with the longer-dated maturity than with respect to the contract with the near-dated maturity, this dynamic rolling rule adjustment may actually increase the degree of contango.

The Index also applies seasonal rolling rules to six other commodity contracts that are subject to seasonal supply and demand. Under these rules, any of these commodity contracts will be rolled only to a contract maturing in one or two specified months within a year. Utilizing a seasonal rolling strategy is intended to reduce the adverse effect of seasonal supply and demand on the market for the underlying physical commodities and thus on the Index level.

The differences between the rolling rules for the Index and those for the S&P GSCI™ Index may mean that the return on the Index will differ from the return on the S&P GSCI™ Index.

Just like in the case of the S&P GSCI™ Index, if, on any day on which the rolling with respect to the Index would have otherwise occurred, certain conditions that would affect the price of the applicable commodity contract occur, the rolling will instead occur the next day on which such conditions do not exist. Such conditions include unavailability of the price, the price exceeding the predetermined maximum or minimum price (which is referred to as a “limit price”), an erroneous price or termination of trading of the applicable commodity contract.

TAX TREATMENT ON THE NOTES

The U.S. federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We urge you to read the more detailed discussion of potential tax consequences in the Prospectus. Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your notes for all purposes as a pre-paid forward contract with respect to the Index. If your notes are so treated, you will generally recognize capital gain or loss upon the sale, redemption or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale or redemption of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss generally would be long-term capital gain or loss if you held your notes for more than one year. Investors in notes should also consult their own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to them of owning the notes in their particular circumstances.

There have been reports that members of Congress are considering introducing legislation that, if enacted, could change the tax treatment of instruments such as the notes. While such legislation has not yet been introduced, there have been reports that such legislation may cause instruments such as the notes to be subject to the mark-to-market rules under Section 1256 of the Code. In addition, employees of the Treasury Department and the IRS have stated that they are considering the tax treatment of instruments such as the notes, and that they may issue regulatory and/or administrative guidance as to the tax treatment of instruments such as the notes. It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

On December 7, 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of your notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as your notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of your notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.	9

on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. The Goldman Sachs Group, Inc. intends to continue treating your notes for U.S. federal income tax purposes in accordance with the treatment described in the amendment no.5 to the prospectus supplement no. 631, dated December 12, 2007, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Investors are urged to review carefully the section entitled “Supplemental Discussion of Federal Income Tax Consequences” in the Amendment for a detailed discussion of the tax treatment of the notes, including alternative tax treatments.

WHAT ARE THE MAIN RISKS ASSOCIATED WITH THE NOTES?

An investment in the ETN is subject to the risks described below, as well as the risks described under the section entitled “What are the Main Risks of GS Connect ETNs”. For a complete set of risk factors, we urge you to read the Prospectus.

•	You Have No Rights with Respect to the Commodities or the Commodities Contracts Underlying the Index - Investing in the notes will not make you a holder of any of the commodities or commodities contracts underlying the Index. Any amount payable on the notes will be made in cash, and you will have no right to receive delivery of any commodity contracts underlying the Index.
•	The Policies of the Index Sponsor and Changes That Affect the S&P GSCI™ Index and the Commodities underlying the S&P GSCI™ Index Could Affect the Amount Payable on the Notes and Their Market Value - The policies of the Index sponsor concerning the calculation of the S&P GSCI™ Index, additions, deletions or substitutions of the commodities comprising the S&P GSCI™ Index, and the manner in which changes affecting those commodities (such as rebalancing of such commodities) are reflected in the Index level could affect the Index level and, therefore, the amount payable on your notes.
•	Trading and Other Transactions by Goldman, Sachs & Co. Relating to the Index, Commodity Contracts underlying the Index and Their Underlying Commodities May Adversely Affect the Value of Your Notes - Goldman, Sachs & Co. and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the Index, over-the-counter contracts on these commodities, the underlying commodities included in the Index and other instruments and derivative products based on numerous other commodities. Goldman, Sachs & Co. and its affiliates also trade instruments and derivative products based on the S&P GSCI™ Index, an Index of physical, non-financial commodities, and its sub-indices. Trading in the futures contracts on commodities included in the S&P GSCI™ Index, the underlying commodities and related over-the-counter products by Goldman, Sachs & Co. and its affiliates and unaffiliated third parties could adversely affect the value of the Index which could in turn affect the return on and the value of your notes. Goldman, Sachs & Co., its affiliates and other parties may issue or underwrite additional securities or trade other products the return on which is linked to the value of the Index or other similar strategies. An increased level of investment in these products may negatively affect the performance of the Index against its benchmark index, the S&P GSCI™ Index, and could affect the Index level, and therefore the amount payable on your notes on the stated maturity date or the applicable redemption date, as applicable, and the value of your notes before that date. In addition, the Index sponsor has licensed and may continue to license the S&P GSCI™ Index or any of its sub-indices or strategies similar to the Index for use by other market participants, for publication in newspapers and periodicals, for distribution by information and data dissemination services and for various other purposes, any of which may contribute to an increased level of investment in the Index or similar strategies. Although we are not obligated to do so, we expect to hedge our obligation under the ETNs with an affiliate of Goldman, Sachs & Co. That affiliate, in turn, will most likely directly or indirectly hedge any of its obligations through transactions in the futures and options markets. Goldman, Sachs & Co. and its affiliates may also issue or underwrite financial instruments with returns indexed to the Index or the S&P GSCI™ Index or any of its sub-indices.
•	Suspensions or Disruptions of Market Trading in the Commodity and Related Futures May Adversely Affect the Value of Your Notes - The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. For more details on market disruption events and their consequences, we urge you to read the prospectus related to the given offering.
•	The Index May in the Future Include Contracts That Are Not Traded On Regulated Futures Exchanges - The S&P GSCI™ Index was originally based solely on commodity contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). At present, the S&P GSCI™ Index continues to be comprised exclusively of regulated futures contracts. As described below, however, the S&P GSCI™ Index may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act, as amended, or other applicable statutes and related regulations, that govern trading on regulated futures exchanges.

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.	10

•	Higher Future Prices of Commodities Included in the Index Relative to Their Current Prices May Decrease the Amount Payable on Your Notes - As the contracts that underlie the Index come to expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in May may specify a July expiration. As time passes, the contract expiring in July is replaced by a contract for delivery in a later month, for example, August. This is accomplished by selling the July contract and purchasing the August contract. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the July contract would take place at a price that is higher than the price of the August contract, thereby creating a “roll yield”. Some commodities futures contracts have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the market for a commodities futures contract could result in negative “roll yields,” which could adversely affect the value of an Index or Index tied to that contract, if rolled to nearer rather than more distant delivery months.
•	Although the Index Includes the Same Futures Contracts That Comprise the S&P GSCI™ Index, Its Value and Returns Will Likely Differ from Those of the S&P GSCI™ Index - The Index has different rules from the S&P GSCI™ Index governing the procedure by which expiring positions in certain of the constituent futures contracts are rolled forward into more distant contract expirations. Since one component of the value of a commodity contract is the period remaining until its expiration, these differences are likely to produce different values for the Index and the S&P GSCI™ Index at any given time and, therefore, may produce differing returns.
•	Changes in the Composition and Valuation of the S&P GSCI™ Index May Adversely Affect the Value of Your Notes - The composition of the S&P GSCI™ Index may change over time, as additional futures contracts satisfy the eligibility criteria of the S&P GSCI™ Index or commodity contracts currently included in the S&P GSCI™ Index fail to satisfy such criteria and those changes could impact the composition of the Index. A number of modifications to the methodology for determining the contracts to be included in the S&P GSCI™ Index, and for valuing the S&P GSCI™ Index, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the value of your notes.
•	As Sponsor of the Index, Standard & Poor’s Will Have the Authority to Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest - Standard & Poor’s is responsible for the composition, calculation and maintenance of the Index. The judgments that Standard & Poor’s, as the sponsor of the Index, makes in connection with the composition, calculation and maintenance of the Index, could affect both the market value of your notes and the amount payable on your notes on the maturity date or the applicable redemption date, as applicable, if any. Standard & Poor’s, in its capacity as index sponsor, has no obligation to take your interests into consideration for any reason.

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.	11

GS CONNECT EXCHANGE TRADED NOTES OVERVIEW

GS Connect ETNs are senior, unsecured obligations of The Goldman Sachs Group, Inc., or one of our affiliates. ETNs are SEC registered notes that are listed on an established stock exchange. ETNs allow investors to gain exposure to underlying markets and strategies that are difficult to access via traditional investment vehicles, such as stocks and bonds. ETNs are typically not protected against loss of principal and may or may not bear interest. An investor in the ETNs may lose their entire investment.

The following sections provide a general description of the features and risks of ETNs. For a full list of features and risks related to any particular ETN issuance, we urge you to read the prospectus associated with the offering.

THE MAIN FEATURES ASSOCIATED WITH GS CONNECT ETNs

»	Market Access to Sophisticated Strategies: GS Connect ETNs allow investors to access innovative investment strategies in a cost efficient and liquid manner. GS Connect ETNs not only provide access to difficult-to-reach markets and sectors, but also provide outperformance strategies against established benchmark indices. Most of our ETNs offer enhancements through non-discretionary trading strategies. However, there can be no assurance that such enhancements would create an enhanced return on the underlying index or strategy. In fact, an Index or strategy may result in a lower return than the corresponding unmodified index or strategy.
»	Cross-Asset Products: Access to a broad range of asset classes including, but not limited to equities, commodities, foreign exchange and interest rates.
»	Exchange Listing: GS Connect ETNs are listed on major US exchanges which provide a high degree of price and trading volume transparency and transferability. While the ETNs are debt securities, they can be bought and sold like shares of a stock.
»	Liquidity: ETNs are continuously offered, and daily liquidity is offered during normal exchange trading hours. The ETNs can also be redeemed with the issuer on a predetermined basis (if the redemption request size meets certain minimums).
»	Direct Tracking of the Underlying Strategy: GS Connect ETNs typically provide direct exposure to the underlying strategy with no tracking error (without taking the Investor Fee into account).
»	Issuer Rating: GS Connect ETNs are senior unsecured obligations of The Goldman Sachs Group, Inc., or one of our affiliates. Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base.

WHAT ARE THE MAIN RISKS ASSOCIATED WITH GS CONNECT ETNs?

•	No Principal Protection - The amount paid on the ETNs at the maturity date or on any redemption date will depend on the prevailing underlying index level at that time. In addition, the amount an investor in ETNs receives will be further reduced by the investor fees. Depending on the index level on the relevant date, such investor could lose a substantial portion or perhaps all of the investment. Therefore if the index level is not sufficiently greater on that date than the initial index level, then the investor will be paid less than the face amount of the ETNs. In addition, if the purchase price the investor paid for the ETNs exceeds the face amount of the ETNs and such investor receives only the face amount of the ETNs on the maturity date or on any redemption date, the investor will lose a portion of the investment. In general, if the final index level does not increase sufficiently, the amount an investor in ETNs receives on the maturity date or on any redemption date may be less than the purchase price the investor paid for the ETNs and therefore result in a loss of all or a significant portion of the investment in the ETNs. Also, the market price of the ETNs prior to the maturity date or the applicable redemption date, as the case may be, may be significantly lower than the purchase price such investor pays for the ETNs. Consequently, if an investor sells the ETNs before the maturity date or the applicable redemption date, as the case may be, the investor may receive far less than the investment in the ETNs.
•	Even If the Level of the Index on any date Exceeds the Initial Index Level, An Investor May Receive Less than the Face Amount of the ETNs – Since the investor fees for the ETNs will be calculated based on the daily index level over the term of the ETNs, higher index levels on any date prior to the determination date or the applicable valuation date will result in higher investor fees and lower return for the ETNs. Furthermore, since the investor fees will be accumulated on a daily basis, the longer the ETNs have been outstanding, the higher the investor fees for the ETNs will be.
•	Except that the Investor Fees on the ETNs Accumulate on a Daily Basis, the Amount Payable on the ETNs Is Not Linked to the Index Level at Any Time Other than the Determination Date Or the Applicable Valuation Date - The final index level or any valuation index level, as applicable, will be based on the closing level of the index on the determination date or the applicable valuation date, respectively (subject to adjustments in case of market disruption or non-trading days). Therefore, if the closing level of the index dropped precipitously on the determination date or a valuation date, the payment amount for the ETNs may be significantly less than it would have been had the payment amount been linked to the closing level of the index prior to such drop in the index level.
•	The ETNs May or May Not Bear Interest – Depending on the offering, an investor in ETNs may or may not receive interest payments on the ETNs. Even if the amount payable on the ETNs on the maturity date exceeds the face amount of the ETNs, the overall return an investor earns on the ETNs may be less than such investor would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.	12

•	The Market Value of the ETNs May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways - A number of factors, many of which are beyond our control, will influence the market value of the ETNs, including:
•	the index level;
•	the volatility of the Index – i.e., the frequency and magnitude of changes in the level of the index;
•	economic, financial, regulatory and political, military or other events that affect markets generally and the market segments of which the index constituents are a part, and which may affect the level of the index;
•	interest rate and yield rates in the market;
•	the time remaining until the ETNs mature; and
•	the creditworthiness of the issuer.
•	If the Level of the Index Changes, the Market Value of the ETNs May Not Change in the Same Manner - The ETNs may trade quite differently from the performance of the index. Changes in the level of the index may not result in a comparable change in the market value of the ETNs. Even if the level of the index increases above the initial index level during the life of the ETNs, the market value of the ETNs may not increase by the same amount.
•	Our Business Activities May Create Conflicts of Interest Between an Investor’s Interest in the ETNs and Us - As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the index and the index constituents that are not for an investor’s account or on an investor’s behalf. These trading activities may present a conflict between an investor’s interest in the ETNs and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index or any other factor that may affect the amount that may be paid on the maturity date or any redemption date, as applicable, could be adverse to an investor’s interests as a beneficial owner of the ETNs.
•	The Calculation Agent Can Postpone the Determination Date and the Maturity Date or a Valuation Date If a Market Disruption Event Occurs - For more information on market disruption events, please refer to the prospectus related to a given offering.
•	Certain Considerations for Insurance Companies and Employee Benefit Plans - Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the ETNs with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the ETNs could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the ETNs.
•	The Tax Consequences of an Investment in the ETNs Are Uncertain - The tax consequences of an investment in the ETNs are uncertain, both as to the timing and character of any inclusion in income in respect of the ETNs. Investors in ETNs should also consult their own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to them of owning the ETNs in their particular circumstances.
•	The ETNs May Not Have an Active Trading Market, and May Not Be Approved for Listing or Continue to be Listed over the Term of the ETNs - There is no assurance that a secondary market for the ETNs will develop. Certain affiliates of Goldman, Sachs & Co. may engage in limited purchase and resale transactions in the ETNs, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. No assurance can be given as to the approval for listing or, if listed, the continuation of the listing for the life of the ETNs, or the liquidity or trading market for the ETNs. We are not required to maintain any listing of ETNs on a stock exchange.
•	The Calculation Agent Will Have the Authority to Make Determinations that Could Affect the Value of the ETNs and the Amount an Investor May Receive On the Maturity Date or Any Redemption Date - As calculation agent for the ETNs, a Goldman Sachs affiliate will have discretion in making various determinations that affect the ETNs, including determining the final index level on the determination date or the applicable valuation index level or any given valuation date, as the case may be, which we will use to determine the amount we may pay on the maturity date or the applicable redemption date, respectively, and determining whether to postpone the determination date and the maturity date or the applicable valuation date, because of a market disruption event or non-trading days.
•	There Are Restrictions on the Minimum Number of ETNs an Investor May Redeem and on the Dates on Which an Investor May Redeem Them - An investor in ETNs must redeem at least a specified number of ETNs at one time in order to exercise the right to redeem the ETNs on any redemption date. For more information on redeeming the ETNs, please refer to the prospectus for any given offering.

IRS Circular 230 Disclosure: Goldman Sachs does not provide legal, tax or accounting advice. Any statement contained in this communication (including any attachments) concerning U.S. tax matters is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties imposed on the relevant taxpayer. Clients of Goldman Sachs should obtain their own independent tax advice based on their particular circumstances.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.	13

documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Important Risk Disclosures

Use of Simulated Returns - Back-testing and other statistical analyses material that is provided in connection with explanations of the potential returns of this product use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. Goldman Sachs provides no assurance or guarantee that the notes will operate or would have operated in the past in a manner consistent with these materials. As such, any historical returns projected, or any hypothetical simulations based on the analysis provided in relation to the product, may not reflect the performance of, and is no guarantee or assurance in respect of the performance or returns of, any investment in the notes.

We and our affiliates, officers, directors, and employees, including persons involved in the preparation or issuance of this material, may from time to time have “long” or “short” positions in, act as principal in, and buy or sell the securities or derivatives (including options) thereof in, and act as market maker or specialist in, and serve as a director of, companies mentioned in this material. In addition, we may have served as manager or co-manager of a public offering of securities by any such company within the past three years.

“Standard & Poor’s®”, “S&P®”, “Standard & Poor’s®,” “S&P 500®” are registered trademarks of The McGraw-Hill Companies, Inc. and “S&P GSCI™ ”, “S&P GSCI™ Commodity Total Return”, S&P GSCI™ Total Return and “S&P 500 Total ReturnTM” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Goldman Sachs Group, Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation, warranty or condition regarding the advisability of investing in investment solutions in this presentation.

THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR’S AND ITS AFFILIATES (“S&P”). S&P MAKES NO REPRESENTATION, CONDITION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE NOTES PARTICULARLY OR THE ABILITY OF THE S&P GSCI™ INDEX TO TRACK GENERAL STOCK MARKET PERFORMANCE. S&P’S ONLY RELATIONSHIP TO THE GOLDMAN SACHS GROUP, INC. IS THE LICENSING OF CERTAIN TRADEMARKS AND TRADE NAMES AND OF THE S&P GSCI™ INDEX WHICH IS DETERMINED, COMPOSED AND CALCULATED BY S&P WITHOUT REGARD TO THE NOTES. S&P HAS NO OBLIGATION TO TAKE THE NEEDS OF THE GOLDMAN SACHS GROUP, INC. OR THE OWNERS OF THE NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE S&P GSCI™ INDEX. S&P IS NOT RESPONSIBLE FOR AND HAS NOT PARTICIPATED IN THE DETERMINATION OF THE PRICES AND AMOUNT OF THE NOTES OR THE TIMING OF THE ISSUANCE OR SALE OF THE NOTES OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE NOTES ARE TO BE CONVERTED INTO CASH. S&P HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING, OR TRADING OF THE NOTES.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI™ INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, CONDITION OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE GOLDMAN SACHS GROUP, INC., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI™ INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, REPRESENTATIONS OR CONDITIONS, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OR CONDITIONS OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE AND ANY OTHER EXPRESS OR IMPLIED WARRANTY OR CONDITION WITH RESPECT TO THE S&P GSCI™ INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS) RESULTING FROM THE USE OF THE S&P GSCI™ INDEX OR ANY DATA INCLUDED THEREIN, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates. The products are not sponsored, endorsed, sold or promoted by Morgan Stanley Capital International Inc., and Morgan Stanley Capital International Inc. makes no representation regarding the advisability of investing in the products.

“Dow Jones,” “AIG®” “Dow Jones-AIG Commodity Total Return IndexSM,” and “DJ-AIGCISM” are service marks of Dow Jones &Company, Inc. and American International Group, Inc., as the case may be. The notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. (“AIGI”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such notes.

“Lehman Brothers” and “Lehman Brothers U.S. Aggregate Index” are trademarks of Lehman Brothers. The notes are not sponsored, endorsed or promoted by Lehman Brothers, and Lehman Brothers makes no representation or warranty, express or implied, and bears no liability, to the owners of the notes or to any member of the public regarding the advisability of owning or trading in such notes.

Investors in the ETNs are exposed to the credit risk of the issuer.

GS Connect Exchange Traded NotesSM and GS ConnectSM are service marks of Goldman, Sachs & Co.

The ETNs are not protected against loss of principal and may lose value over time. Please refer to the Prospectus for a full description of risk factors. Past performance is not indicative of future results.	14